UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INSPIRATO INCORPORATED

(Name of Issuer)

Class A Common Stock, par value $ 0.0001 per share
(Title of Class of Securities)

45791E 107
(CUSIP Number)

Payam Zamani
1820 Bonanza Street
Walnut Creek, California 94596
(925) 983-3401
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Derek Dostal
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
(212) 450-4322

September 29, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45791E 107

1.	Names of Reporting Persons. One Planet Group LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 7,238,628 shares of Class A common stock (consisting of 3,594,314 shares of Class A common stock and warrants to purchase up to 3,644,314 shares of Class A common stock) (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,168,628 shares of Class A common stock (consisting of 3,524,314 shares of Class A common stock and warrants to purchase up to 3,644,314 shares of Class A common stock) (1)
	10.	Shared Dispositive Power 0
11.

Aggregate Amount Beneficially Owned by Each Reporting Person

7,238,628 shares of Class A common stock (consisting of 3,594,314 shares of Class A common stock and warrants to purchase up to 3,644,314 shares of Class A common stock) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.2% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents a total of (i) 70,000 shares of Class A common stock held in the name of a family member of Payam Zamani over which One Planet Group LLC has sole voting power, plus (ii) 728,863 shares of Class A common stock that may be purchased by One Planet Group LLC pursuant to the option (the “Option”) provided for in the Investment Agreement (as defined below), as amended, which may be exercised on a one-time basis at any time on or after November 29, 2024 and prior to December 29, 2024, plus (iii) warrants to purchase up to 728,863 additional shares of Class A common stock that would be received by One Planet Group LLC if the Option is exercised, plus (iv) 1,580,180 shares of Class A common stock purchased by One Planet Group LLC on September 13, 2024 in the Tranche 2 Purchase (as defined below), plus (v) warrants to purchase up to 2,915,451 shares of Class A common stock received by One Planet Group LLC on September 13, 2024 in the Tranche 2 Purchase, plus (vi) 1,215,271 shares of Class A common stock held by One Planet Group LLC and an affiliated entity (the “Affiliated Entity”) controlled by One Planet Group LLC after the Tranche 1 Purchase (as defined below) was consummated on August 13, 2024. The total in Row 11 excludes 50,000 shares of Class A common stock transferred on August 13, 2024, for no additional consideration, to certain persons affiliated with Mr. Payam Zamani over which neither Mr. Zamani nor One Planet Group LLC exercises voting or dispositive power. Mr. Zamani is the President and CEO of One Planet Group LLC. In such capacity, Mr. Zamani has voting and dispositive power over the securities that are held by One Planet Group LLC and the Affiliated Entity. As a result, a total of (w) 3,224,314 shares of Class A common stock and (x) warrants to purchase up to 3,644,314 shares of Class A common stock may be deemed to be directly beneficially owned by One Planet Group LLC and indirectly beneficially owned by Mr. Zamani, while (y) the 300,000 shares of Class A common stock held by the Affiliated Entity and (z) the 70,000 shares of Class A common stock held in the name of a family member of Mr. Zamani with respect to which One Planet Group LLC has sole voting power may be deemed to be indirectly beneficially owned by both One Planet Group LLC and Mr. Zamani.

(2)	Based on the total of 10,046,809 shares of Class A common stock outstanding as of September 30, 2024.

CUSIP No. 45791E 107

1.	Names of Reporting Persons. Payam Zamani
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 7,238,628 shares of Class A common stock (consisting of 3,594,314 shares of Class A common stock and warrants to purchase up to 3,644,314 shares of Class A common stock) (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,168,628 shares of Class A common stock (consisting of 3,524,314 shares of Class A common stock and warrants to purchase up to 3,644,314 shares of Class A common stock) (1)
	10.	Shared Dispositive Power 0
11.

Aggregate Amount Beneficially Owned by Each Reporting Person

7,238,628 shares of Class A common stock (consisting of 3,594,314 shares of Class A common stock and warrants to purchase up to 3,644,314 shares of Class A common stock) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents a total of (i) 70,000 shares of Class A common stock held in the name of a family member of Payam Zamani over which One Planet Group LLC has sole voting power, plus (ii) 728,863 shares of Class A common stock that may be purchased by One Planet Group LLC pursuant to the option (the “Option”) provided for in the Investment Agreement (as defined below), as amended, which may be exercised on a one-time basis at any time on or after November 29, 2024 and prior to December 29, 2024, plus (iii) warrants to purchase up to 728,863 additional shares of Class A common stock that would be received by One Planet Group LLC if the Option is exercised, plus (iv) 1,580,180 shares of Class A common stock purchased by One Planet Group LLC on September 13, 2024 in the Tranche 2 Purchase (as defined below), plus (v) warrants to purchase up to 2,915,451 shares of Class A common stock received by One Planet Group LLC on September 13, 2024 in the Tranche 2 Purchase, plus (vi) 1,215,271 shares of Class A common stock held by One Planet Group LLC and an affiliated entity (the “Affiliated Entity”) controlled by One Planet Group LLC after the Tranche 1 Purchase (as defined below) was consummated on August 13, 2024. The total in Row 11 excludes 50,000 shares of Class A common stock transferred on August 13, 2024, for no additional consideration, to certain persons affiliated with Mr. Payam Zamani over which neither Mr. Zamani nor One Planet Group LLC exercises voting or dispositive power. Mr. Zamani is the President and CEO of One Planet Group LLC. In such capacity, Mr. Zamani has voting and dispositive power over the securities that are held by One Planet Group LLC and the Affiliated Entity. As a result, a total of (w) 3,224,314 shares of Class A common stock and (x) warrants to purchase up to 3,644,314 shares of Class A common stock may be deemed to be directly beneficially owned by One Planet Group LLC and indirectly beneficially owned by Mr. Zamani, while (y) the 300,000 shares of Class A common stock held by the Affiliated Entity and (z) the 70,000 shares of Class A common stock held in the name of a family member of Mr. Zamani with respect to which One Planet Group LLC has sole voting power may be deemed to be indirectly beneficially owned by both One Planet Group LLC and Mr. Zamani.

(2)	Based on the total of 10,046,809 shares of Class A common stock outstanding as of September 30, 2024.

Explanatory Note

This Amendment No. 2 amends and supplements the Schedule 13D filed by One Planet Group LLC (or “OPG”) and Payam Zamani on August 16, 2024 and amended on September 16, 2024 (the “Initial Schedule 13D”). Capitalized terms used herein but not otherwise defined have the meanings provided in the Initial Schedule 13D.

On August 12, 2024, Inspirato Incorporated (the “Company”) entered into an investment agreement (the “Investment Agreement”) with One Planet Group LLC relating to the issuance and sale to One Planet Group LLC of (i) 1,335,271 shares (the “Tranche 1 Shares”) of Class A common stock of the Company (“Class A Common Stock”) for an aggregate purchase price of $4,579,980 (such transaction, the “Tranche 1 Purchase”) and (ii) 1,580,180 shares of Class A Common Stock (the “Tranche 2 Shares”) for an aggregate purchase price of $5,420,020 and an accompanying warrant (the “Warrant”) to purchase up to 2,915,451 shares of Class A Common Stock (the “Warrant Shares”) (such transaction, the “Tranche 2 Purchase”). The Tranche 1 Purchase was consummated on August 13, 2024, and the Tranche 2 Purchase was consummated on September 13, 2024. The Investment Agreement was amended on August 30, 2024.

On September 29, 2024, a family member of Payam Zamani agreed to grant to One Planet Group LLC sole voting power with respect to the 70,000 shares of Class A Common Stock held by such family member of Mr. Zamani (the “Additional Voting Shares”), as of the date of such agreement and until the date on which the Company’s next annual meeting is held. Accordingly, as of September 29, 2024, One Planet Group LLC and Payam Zamani were deemed to beneficially own the Additional Voting Shares.

The Investment Agreement, as amended, provides One Planet Group LLC with an option (the “Option”) to purchase (i) up to 728,863 additional shares of Class A Common Stock and (ii) warrants to purchase an additional 728,863 shares of Class A Common Stock (the securities so purchased being referred to as the “Optional Securities”) for up to an aggregate purchase price of $2,500,000, where the purchase price for each share of Class A Common Stock will be the same per share purchase price as in the Tranche 1 Purchase and where the Company will deliver a number of warrants equal to the number of shares of Class A Common Stock being purchased as part of the Option. The Option may be exercised on a one-time basis at any time on or after November 29, 2024 and prior to December 29, 2024. Accordingly, as of September 30, 2024, One Planet Group LLC and Payam Zamani were deemed to beneficially own the Optional Securities.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Schedule 13D is amended and supplemented as follows:

The Reporting Persons are deemed to beneficially own an aggregate of 7,238,628 shares of Class A Common Stock (consisting of 3,594,314 shares of Class A Common Stock and warrants to purchase up to 3,644,314 shares of Class A Common Stock) as reflected in this Schedule 13D. The consideration used to acquire beneficial ownership of the shares of Class A Common Stock consisted solely of the working capital of OPG.

As of September 29, 2024, One Planet Group LLC and Payam Zamani were deemed to beneficially own the Additional Voting Shares.

As of September 30, 2024, One Planet Group LLC and Payam Zamani were deemed to beneficially own the Optional Securities provided for in the Investment Agreement, as amended.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Schedule 13D is amended and supplemented as follows:

(a)	As of the date hereof, the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Persons is 7,238,628 shares of Class A Common Stock, consisting of 3,594,314 shares of Class A Common Stock (which includes 300,000 shares of Class A Common Stock held by the Affiliated Entity and 70,000 shares of Class A Common Stock held by a family member of Payam Zamani) and warrants to purchase up to 3,644,314 shares of Class A Common Stock. Payam Zamani is the President and CEO of OPG. In such capacity, Mr. Zamani has voting and dispositive power over the securities that are held by OPG and its affiliates. As a result, a total of (w) 3,224,314 shares of Class A Common Stock and (x) warrants to purchase up to 3,644,314 shares of Class A Common Stock may be deemed to be directly beneficially owned by One Planet Group LLC and indirectly beneficially owned by Mr. Zamani, while (y) the 300,000 shares of Class A Common Stock held by the Affiliated Entity and (z) the 70,000 shares of Class A Common Stock held in the name of a family member of Mr. Zamani with respect to which One Planet Group LLC has sole voting power may be deemed to be indirectly beneficially owned by both One Planet Group LLC and Mr. Zamani.

(b)	The number of shares of Class A Common Stock as to which the Reporting Persons have:

(i)	Sole power to vote or direct the vote: 7,238,628 shares of Class A Common Stock (consisting of 3,594,314 shares of Class A Common Stock and warrants to purchase up to 3,644,314 shares of Class A Common Stock);

(ii)	Shared power to direct the vote: 0;

(iii)	Sole power to dispose or direct the disposition of: 7,168,628 shares of Class A Common Stock (consisting of 3,524,314 shares of Class A Common Stock and warrants to purchase up to 3,644,314 shares of Class A Common Stock); and

(iv)	Shared power to dispose or direct the disposition of: 0.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2024

One Planet Group LLC

By:	/s/ Payam Zamani
	Name: Title:	Payam Zamani President and Chief Executive Officer

Payam Zamani

By:	/s/ Payam Zamani
	Name:	Payam Zamani